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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

		Saba Software Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

		Common Stock, Par Value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

		784932600
--------------------------------------------------------------------------------
                                 (CUSIP Number)

		J. Niel Armstrong
		ZF Partners, L.P.
		One Ferry Building, Suite 255
		San Francisco, CA 94114
		415-677-1557
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

		October 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss. 240.13D/A-1(e), 240.13D/A-1(f) or 240.13D/A-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13D/A-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 784932600               13D/A                     Page 2 of 6 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Partners, LP	   FEIN: 35-2214127
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	1,916,540
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	1,916,540
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,916,540
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
6.7% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
PN
________________________________________________________________________________

(1) Calculated based upon 28,583,607 shares of Common Stock outstanding as of September 28, 2006, as reported by the Issuer on its Form 10-K/A for the period ended August 31, 2006.

CUSIP No. 784932600               13D/A                     Page 3 of 6 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Ventures, L.L.C.	   FEIN: 37-1473537
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	1,916,540
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	1,916,540
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,916,540
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
6.7% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Calculated based upon 28,583,607 shares of Common Stock outstanding as of September 28, 2006, as reported by the Issuer on its Form 10-K/A for the period ended August 31, 2006.

CUSIP No. 784932600               13D/A                     Page 4 of 6 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SLF Partners, LLC  FEIN: 20-0183973
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	1,916,540
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	1,916,540
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,916,540
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
6.7% (1)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Calculated based upon 28,583,607 shares of Common Stock outstanding as of September 28, 2006, as reported by the Issuer on its Form 10-K/A for the period ended August 31, 2006.

CUSIP No. 784932600               13D/A                     Page 5 of 6 Pages

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Saba Software, Inc., a Delaware corporation (the "Issuer"). Issuer's principal executive office is located at 2400 Bridge Parkway, Redwood Shores, California 94065-1166. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Items 3 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 2. Item 2 (a) - (c) is hereby amended to reflect that:

ZF Partners, LP ("Purchaser") is a Delaware limited partnership. The general partner of the Purchaser is ZF Ventures, L.L.C., a Delaware limited liability company ("General Partner"). The managing member of the General Partner is SLF Partners, LLC, a Delaware limited liability company
("SLF Partners").

The following "EGI Entities" are no longer reporting persons (as ZF Ventures, L.L.C., the General Partner, is now managed solely by the managing member) and are removed from the filing:

EGI-Fund (02-04) Investors, L.L.C.
EGI-Managing Member (02-04), L.L.C.
SZ Investments, L.L.C.
Chai Trust Company, L.L.C.

ITEM 3. Item 3 is hereby amended by appending the following thereto:

Between June 30, 2006 and October 10, 2006, Purchaser acquired an additional 420,500 shares of Common Stock in open market purchases in a price range of $5.0854 to $5.20 per share, at an average purchase price of $5.1944 per share, for a total purchase price of $2,184,251. The source of all such purchases was Purchaser's working capital.

ITEM 5. Interest in Securities of Issuer - Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 28,583,607 shares of Common Stock outstanding as of September 28, 2006, as reported by the Issuer on its Form 10-K/A for the period ended August 31, 2006.

Purchaser and each of the other Reporting Persons share beneficial ownership and dispositive and voting power of 1,916,540 shares of Common Stock, representing 6.7% of Issuer's issued and outstanding Common Stock.

CUSIP No. 784932600               13D/A                     Page 6 of 6 Pages

                                    SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 11, 2006

-ZF PARTNERS, LP
  By: ZF Ventures, L.L.C., its general partner
   By: SLF Partners, LLC, managing member

    By: /s/ STEVEN L. FINGERHOOD
    -------------------------------------
	Steven L. Fingerhood, Member

- ZF VENTURES, L.L.C.
    By: SLF Partners, LLC, managing member

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
	Steven L. Fingerhood, Member


-SLF PARTNERS, LLC

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
	Steven L. Fingerhood, Member


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)